SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October 2015

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

(TRANSLATION)

SHCP Ministry of Finance and Public Credit	(a logo: CNBV) National Banking and Securities Commission

2015, Year of General Jose Maria Morelos y Pavon

(a seal that reads: United Mexican States)

                                               NATIONAL BANKING AND SECURITIES COMMISSION

                                               Vice presidency of Securities Supervision

                                               General Office of Issuers

                                               General Office of Securities Legal Matters

                                               Official Communications No. 153/5792/2015

                                               Mexico, D.F., October 14, 2015

SUBJECT:      Actualization of the registration in the National Securities’ Registry of the shares representing its capital stock.

DESARROLLADORA HOMEX, S.A.B. DE C.V.

Shakespeare No. 6, 2 floor

Col. Anzures

Del. Miguel Hidalgo

11590, Mexico, Federal District

                                                                       Att’n. Mr. Carlos Javier Moctezuma Velasco

                                                                                  Legal representative

In consideration of your request contained in the application dated on the past July 28 and other supplementary writs, on grounds of articles 6, 70 and 75 of the Securities Market Law; 4, paragraphs XXIX and XXXVIII of the National Banking and Securities Commission Law and 12, 26, paragraph II, 27, paragraphs II and VII, and last paragraph and 58 of the Internal Regulations of the National Banking and Securities Commission, this authority has resolved:

First.- To actualize the registration in the National Securities Registry, with number 2690 – 1.00-2015-007, of the shares representing the capital stock of Desarrolladora Homex, S.A.B. de C.V., as per the resolutions adopted by means of the general ordinary shareholders’ meetings dated June 29 and 30, 2015, comprising the actualization of the following capital structure:

Insurgentes Sur No. 1971, Torre Sur, 10 floor, Plaza Inn. Col. Guadalupe Inn, 01020, Delegación Álvaro Obregón, Mexico, Federal District 5255 1454 6000 www.cnbv.gob.mx

SHCP Ministry of Finance and Public Credit	(a logo: CNBV) National Banking and Securities Commission

2.

153/5792/2015

Capital stock                          $ 31,180’546,856.68 represented by 1,658’615,064 ordinary, nominative, non – par value, of the sole series shares.

Fixed capital                           $425’443,102.68 represented by 33’’586,955 ordinary, nominative, non – par value, of the sole series shares.

Variable capital                      $30,755,103,754.00 represented by 1,625’028,109 ordinary, nominative, non – par value, of the sole series shares.

The referred to shares shall be authorized to be the subject matter of institutional investment according to that provided for by article 81, last paragraph of the Securities’ Market Law.

Second.- To authorize the publication of the notice with informative purposes regarding the securities in question in terms of the document which with the seal of the Commission is attached to this document, incorporating in the same and the corresponding stock certificate, the inscription number mentioned in the previous item First, as well as the number and date of this official communication.

SINCERELY

LIC. BRYAN LEPE SANCHEZ Head of Issuers (an illegible signature)	LIC. JUAN CARLOS OLLIVIER MORAN Head of Securities Legal Matters (an illegible signature)

Insurgentes Sur No. 1971, Torre Sur, 10 floor, Plaza Inn. Col. Guadalupe Inn, 01020, Delegación Álvaro Obregón, Mexico, Federal District 5255 1454 6000 www.cnbv.gob.mx

DESARROLLADORA HOMEX, S.A.B. DE C.V. (“HOMEX”)

TICKER SYMBOL: HOMEX

NOTICE WITH INFORMATIVE PURPOSES TO THE SHAREHOLDERS AND RECOGNIZED COMMON CREDITORS IN THE CONCURSO MERCANTIL PROCESS OF HOMEX AND ITS SUBSIDIARIES

ANTECEDENTS

1.         By communication of the Bolsa Mexicana de Valores, S.A.B. de C.V. (the “BMV”) dated Februry 27, 2014, it was informed to Homex that the listing of the shares representing the capital stock of Homex in Section I of the Listing of Securities Authorized to Quote in the BMV, had been suspended (the “Suspension”) until Homex had not complied with the delivery of information which is obliged to present in accordance with the Internal Regulations of the Bolsa Mexicana de Valores, S.A.B. de C.V. (“Regulations”) and by the General Provisions Applicable to Securities Issuers and other Participants in the Securities Market (“Issuers’ Sole Circular”) (the “Information”).

2.         It is informed that to this date Homex has complied with the delivery of all of the Information to which it is obliged to in accordance with the Regulations and the Issuers’ Sole Circular.

3.         Furthermore, it is informed that the National Banking and Securities Commission (“CNBV”) has authorized the actualization of the registration of the subscribed and paid for shares of Homex in the National Securities Registry (“RNV”) by means of the official communication [*], dated [*], with which the BMV has resolved the lifting of the Suspension to the quotation of its shares.

4.         The shares of the capital stock of Homex are registered in the RNV and are subject matter of quotations or registration in the corresponding listing in the BMV. The number of the registrations of Homex’s shares in the RNV is [*].

5.         With the above, among other questions, the conditions to conduct (i) and inverse split of all of the shares representing the capital stock of Homex and the consequent issuance of new stock certificates representing the new shares, and (ii) increasing the capital stock of Homex, as described in this Notice, have been satisfied.

(This and all following pages bear a seal that reads:

United Mexican States)

National Banking and

Securities Commission

Department of Issuers

R E C E I V E D

PROCEDURE TO CONDUCT INVERSE SPLIT

By this means, it is informed that the General Annual Ordinary Shareholders’ Meeting of Homex held on June 29, 2015 (the “Meeting”) resolved, among other matters, to carry out the inverse split of all of the then 335’869,550 shares representing its capital stock, the consequent issuance of new stock certificates representing the new shares (at a ratio of one new shares per each ten outstanding shares), and the exchange of the respective stock certificates.

Derived from the above, it is informed to Homex’s shareholders that on October 23, 2015 the inverse split shall take place, through the cancelation of the current outstanding shares and the issuance of the new shares at a ratio of 1 (one) new shares per each 10 (ten) outstanding shares; consequently, the number of issued and valid shares in the market shall be reduced to 33’586,955, as shown as follows:

	Before the inverse split	After the inverse Split (at a 10 – 1 ratio)
Issued and valid shares, deposited at the S.D. Indeval, Institución para el Depósito de Valores, S.A de C.V. (“Indeval”):	335’640,050	33’564,005
Shares which are subscribed and paid for by Acciones y Valores Banamex, S.A. de C.V. as per the Repurchase Fund resolved by the Ordinary Shareholders’ Meeting dated March 10, 2008. .	229,500	22,950

According to that resolved by the Meeting, the shareholdings of the depositors at the Indeval which result lesser to ten shares which, by the downwards rounding effect, cannot be subject to the previously described inverse split, shall be paid to the respective Homex’s stockholders, at its theoretical value of $ 1.1188 Mex. Cy,, per share, through the S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V.

OF THE SUBSCRIPTION OF THE CAPITAL

INCREASES RESOLVED BY THE

MEETING

In the Meeting several capital stock increases of Homex were also resolved, for which and in full compliance of that provided for in the applicable law, on July 1, 2015 were published (i) in the El Sol de Mexico newspaper and (ii) in the Publishing System of Corporations established by the Ministry of Economy, the notice to the shareholders referred to by article 132 of the General Corporations Law and Twelfth of Homex’s By – Laws (the “Notice”), for the exercise, if any, of the rights of first refusal to subscribe the shares issued to represent the corresponding capital increases resolved by the Meeting, within the term which expired on July 16, 2015, without such right of first refusal exercised by any shareholder.

Consequently, the capital stock increases resolved by the Meeting have been duly subscribed, as follows:

(a)    Capital Increase 1.- In the amount of $28,466´053,857.00 Mex. Cy., represented by 302’282,595 ordinary, nominative, without par value, Sole Series shares, with the same rights of the outstanding shares (“Capital Increase 1”), which were subscribed by CIBanco, S.A., Institución de Banca Múltiple, Division Fiduciaria, on account and for purposes of Trust No. CIB/2303, formed with the purpose of delivering them to Homex and subsidiaries’ common creditors (or its assignees or beneficiaries) recognized in the Concurso Mercantil process as partial payment of the capitalizable balance of their common credits, precisely in terms and in full compliance with that provided for in the respective concurso agreements, executed on June 19, 2015 by and among Homex and its subsidiaries with the majority of its recognized creditors, same which were duly approved according to the Judgment date July 3, 2015 issued by the First District Court with seat in Culiacan, Sinaloa (“Concurso Agreements”).

For purposes of the delivery of the shares representing Capital Increase 1, the creditors holders of credit rights capitalized according to the Concurso Agreements shall (i) revise the list contained in the judgment approving the Concurso Agreements to verify the amount with which their claims were recognized, which is available at the electronic link  http://www.ifecom.cjf.gob.mx/notEv/PDF/2015/sentAprobConvHOMEX.pdf. and (ii) request the delivery of the shares that correspond to them contacting Ms. Paloma Retamoza, Finance Executive, with email paloma.retamoza@homex.com.mx and telephone numer 01 (667) 7585838, who shall guide the creditors in the delivery process of the shares that correspond to them and shall provide the information and documentation required for such end.

Trust CIB/2303 is considered exclusively as a vehicle for the delivery of shares representing Homex’s capital stock to the beneficiaries of the same, in accordance with and for the exclusive effect of that described in this paragraph, shares of which the holders shall exclusively be those Homex and its subsidiaries’ common creditors considered in the Concurso Agreements, and therefore said Trust CIB/2303 shall only act as depositary or agent for the sole purpose to implement the delivery and/or registration of said shares to their legal holders.

(b)    Capital Increase 2.- In the amount of $124’396,130.00 M.N., represented by 124’396,130 ordinary, nominative, without par value, Sole Series shares, with the same rights of the outstanding shares (“Capital Increase 1”), which were subscribed by CIBanco, S.A., Institución de Banca Múltiple, Division Fiduciaria, on account of and for purposes of Trust No. CIB/2301, formed with the purpose of of establishing the mechanisms of that certain option plan for Homex’s Common Creditors, as provided for, and due to the implementation of the Concurso Agreements, in the understanding that the exercise of the options and the consequent distribution of the shares representing Homex’s capital stock, by the holders of the above described options, shall be made according to the Option Plan for Common Creditors and the terms and conditions provided for in Trust No. CIB/2301, precisely in compliance of and according to that provided to such effect in the Concurso Agreements.

(c)    Capital Increase 3.- In the amount of $414’653,767.00 M.N., represented by 414’653,767 ordinary, nominative, without par value, Sole Series, with the same rights of the outstanding shares (“Capital Increase 1”), which were subscribed by CIBanco, S.A., Institución de Banca Múltiple, Division Fiduciaria, on account of and for purposes of Trust No. CIB/2302, to be used to establish of an incentive plan for Directors of Homex and its subsidiaries, to be implementd by its Board of Directors, precisely in compliance with that provided for the Concurso Agreements and that resolved by the Meeting.

In consequence of the above, the capital stock of Homex has been integrated and distributed as follows:

Minimum Fixed Capital (Amount)	Minimum Fixed Capital (Shares)	Variable Capital (Amount)	Variable Capital (Shares)
$425’443,102.68	33’586,955	$29,005,103,754.00	841’332,492
Total Capital Stock (Amount): $29,430,546,856.68 M.N.
Total Capital Stock (Shares): 874’919,447 Minimum Fixed Capital: 33’586,955 Variable Capital: 841’332,492

Furthermore, by means of the Homex’s General Ordinary Shareholders´ Meeting held on June 30, 2015 (“Meeting 2”) it was resolved to increase the variable portion of the capital stock in the amount of $ 1,750’000,000.00 Mex. Cy. (one thousand seven hundred and fifty million pesos 00/100 National Currency) by the issuance of 783’695,617 (seven hundred and eighty three million six hundred and ninety five thousand six hundred and seventeen) ordinary, nominative, without par value, Sole Series shares, that shall be kept in the Treasury of Homex due to and for purposes of a issuance of convertible bonds of Homex authorized by resolution of the same Meeting 2 for an amount of $ 1,750’000,000.00 Mex. Cy., (one thousand seven hundred and fifty million pesos 00/100 National Currency) subject to conditions precedent.

Consequently, once the conditions precedent have been resolved and the capital increase resolved in Meeting 2 becomes effective, but with retroactive effects as of June 30, 2015, the capital stock of Homex shall be integrated and distributed as follows:

Minimum Fixed Capital (Amount)	Minimum Fixed Capital (Shares)	Variable Capital (Amount)	Variable Capital (Shares)
$425’443,102.68	33’586,955	$30,755’103,754.00	1,625’028,109
Total Capital stock (Amount): $31,180’546,856.68 M.N.

Total Capital Stock(Shares): 1,658’615,064

Minimum Fixed Capital Fijo: 33’586,955

Variable Capital (Subscribed and paid for shares): 841’332,492

Variable Capital (Shares which shall be kept in Homex’s Treasury): 783’695,617

Lastly, it is hereby certified and is informed that once the lifting of the Suspension of the quotation, the beginning of operations and the determination of Homex’s share price, the assignment price shall be made through the auction procedure according to the methodology and criteria established in the Interior Regulations of the BMV and its Rules of Operation of the Negotiation Electronic System manual, taking into consideration that (i) the last reference price on February 27, 2014 was in the amount of 3.15 (three pesos 15/100 National Currency) and that, (ii) the accounting value per shares is of $ 2.1209 Mex. Cy., according to the pro – forma balance sheet of June 30, 2015 which reflects an accounting capital of $ 1,855’660,000.00 Mex. Cy., which price was calculated by the Issuer, without the validation of the CNBV.

It is certified that a copy of (i) the legal opinions issued by external counsel; (ii) the minutes of the Meeting and the minutes of Meeting 2; (iii) copy of the Concurso Agreement executed among Homex and the majority of its recognized creditor; (iv) copy of the stock certificates representing the capital stock according to the above described distribution, and (v) a copy of the Pro – Forma Consolidated Financial Statement of Homex as June 30, 2015, are available to the shareholders as an exhibit of this Notice at the electronic link www.homex.com.mx/ri

This notice was authorized for its publication by the CNBV by means of official communication number ____ dated _______.

Culiacán, Sinaloa, October [  ], 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 27, 2015	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer